FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

June 28th, 2005

Item 3.  Press Release

Date of Issuance:

June 28th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

The Company announced that it had received an order from Mutlu Akü for an AccelRate™ Smart Charger (SC).  Mutlu Akü, the largest manufacturer of batteries in Eastern Europe and the Middle East, placed its initial order for an AccelRate 350 Ah high-speed battery charger.  Product delivery is scheduled for August 2005.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 28th day of June, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  44

June 28, 2005

TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

Frankfurt (Germany) Symbol: KCG

AccelRate Receives Order for “High-Speed” Battery Charger from Largest Eastern Europe and Middle East Battery Manufacturer

Vancouver, B.C, June 28, 2005 – AccelRate Power Systems, the global technology leader in “High-Speed” battery chargers, announced today it has received an order from Mutlu Akü for an AccelRate™ Smart Charger (SC).

Mutlu Akü, the largest manufacturer of batteries in Eastern Europe and the Middle East, has placed its initial order for an AccelRate 350 Ah high-speed battery charger. AccelRate™ SC battery chargers can fully recharge any 24, 36 or 48-volt industrial batteries in two hours, with no negative impact to battery lifetime.

Product delivery is scheduled for August 2005, at which time Mutlu Akü will see first-hand the product’s unique attributes. Mutlu Akü and AccelRate management will also meet at that time to discuss future opportunities between the companies with a goal of advancing their respective global leadership positions.

“We are proud that Mutlu Akü has selected an AccelRate Smart Charger to further support its commercialization activities,” said Reimar Koch, President and Chief Executive Officer of AccelRate Power Systems. “Mutlu Akü’s procurement of an AccelRate™ Smart Charger strongly supports their commitment to provide customers with leading technologies. We look forward to introducing our technology benefits beyond North America, generating additional revenue stream.”

AccelRate’s SC series of chargers will fully recharge a battery five times faster than conventional chargers, without requiring any modifications to the battery. Due to its compact size and light weight, the AccelRate SC will do the work of several regular chargers in a fraction of the total space.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Mutlu Akü is the acknowledged Turkish battery market leader with a 40% domestic market share. Mutlu Akü is also a significant exporter of batteries to the Russian Federation, Turkish Republics, and BDT countries. Mutlu Akü produces batteries for different industries, including the automotive, stationary and industrial industries. Customers include FIAT-Tofaş, Ford Otosan, Toyota, Hyundai, Mercedes, Isuzu, BMC, Temsa, MAN, Turkish Armed Forces, Türk Telekom, TCDD (Turkish State Railways), Turkish Gas and Electricity, Department of National Highways, and the National Water Authority.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.